UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2021

Commission File Number: 0-30314

Portage Biotech Inc.
(Translation of registrant's name into English)

N/A
(Translation of Registrant's name into English)

British Virgin Islands
(Jurisdiction of incorporation or organization)

Craigmuir Chambers, Road Town, Tortola, British Virgin Islands,VG1110.
(Address of principal executive offices)

c/o Portage Biotech, Inc., Ian Walters, 203.221.7376

6 Adelaide Street East, Suite 300, Toronto, Ontario, Canada M5C 1H6
(Name, telephone, e-mail and/or facsimile number and Address of Company Contact Person)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

EXHIBITS

Exhibit No.	Exhibit

99.1	Unaudited Condensed Consolidated Interim Financial Statements for the three months ended June 30, 2021. Unaudited - Prepared by Management as of August 30, 2021.

99.2	Management’s Discussion and Analysis for the three months ended June 30, 2021.

Exhibit 99.1

Portage Biotech Inc.

Condensed Consolidated Interim Financial Statements

For the Three Months Ended June 30, 2021

(Unaudited – Prepared by Management)

(U.S. Dollars)

Portage Biotech Inc.

Condensed Consolidated Interim Financial Statements

Index	Page

Notice to Reader	F-1

Condensed Consolidated Interim Statements of Financial Position
As of June 30, 2021 (Unaudited) and March 31, 2021	F-2

Condensed Consolidated Interim Statements of Operations and Other Comprehensive Income (Unaudited)
Three months ended June 30, 2021 and 2020	F-3

Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity (Unaudited)
Three months ended June 30, 2021 and 2020	F-4

Condensed Consolidated Interim Statements of Cash Flows (Unaudited)
Three months ended June 30, 2021 and 2020	F-5

Notes to Condensed Consolidated Interim Financial Statements	F-6 to F-27

NOTICE TO READER OF CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

The condensed consolidated interim financial statements for Portage Biotech Inc. are comprised of the condensed consolidated statements of financial position as of June 30, 2021 and March 31, 2021, and the condensed consolidated interim statements of operations and comprehensive loss for the three months ended June 30, 2021 and 2020 and the statements of equity and cash flows for each of the three months then ended and are the responsibility of the Company’s management.

The condensed consolidated interim financial statements have been prepared by management and include the selection of appropriate accounting principles, judgments and estimates necessary to prepare these condensed consolidated interim financial statements in accordance with International Financial Reporting Standards.

“signed”	“signed”
Allan Shaw, CFO	Ian Walters MD, Director

DATE: August 30, 2021

F-1

Portage Biotech Inc.

Condensed Consolidated Interim Statements of Financial Position

(U.S. Dollars in thousands)

(Unaudited – see Notice to Reader dated August 30, 2021)

As of,	Notes	June 30, 2021	March 31, 2021
			(Audited)
Assets
Current assets
Cash and cash equivalents		$28,617	$2,770
Prepaid expenses and other receivables	5	1,995	2,176
Total current asset		30,612	4,946
Long-term assets
Long-term portion of other receivables	5	22	22
Investment in associate	7	1,691	1,735
Investments in private companies	9	7,409	7,409
Goodwill	10	43,324	43,324
In-process research and development	11	117,388	117,388
Other assets		36	36
Total assets		$200,482	$174,860

Liabilities and Equity
Current liabilities
Accounts payable and accrued liabilities		$1,605	$1,938
Warrant liability	13	751	1,120
Unsecured notes payable	12	150	150
Total current liabilities		2,506	3,208
Non-current liabilities
Deferred tax liability	11	24,171	24,050
Total non-current liabilities		24,171	24,050
Total liabilities		26,677	27,258
Shareholders’ Equity
Capital stock	14	157,895	130,649
Stock option reserve	15	10,059	7,977
Accumulated other comprehensive income		958	958
Accumulated deficit		(41,201)	(38,135)
Total equity attributable to owners of the Company		127,711	101,449
Non-controlling interest	21	46,094	46,153
Total equity		$173,805	$147,602
Total liabilities and equity		$200,482	$174,860
Commitments and Contingent Liabilities (Note 17)

On behalf of the Board	“Allan Shaw”	Chief Financial Officer	“Ian Walters”	Director
	(signed)		(signed)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F-2

Portage Biotech Inc.

Condensed Consolidated Interim Statements of Operations and Other Comprehensive (Loss)

(U.S. Dollars in thousands, except per share amounts)

(Unaudited – see Notice to Reader dated August 30, 2021)

	Note	Three Months Ended
		June 30, 2021	June 30, 2020
Expenses
Research and development		$1,546	$452
General and administrative expenses		2,047	521
Loss from operations		(3,593)	(973)
Change in fair value of warrant liability	13	369	–
Share of (loss) income in associates accounted for using equity method	7	(44)	440
Interest (expense)		(34)	(122)
Loss before provision for income taxes		(3,302)	(655)
Income tax benefit		79	–
Net (loss)		(3,223)	(655)
Other comprehensive income (loss)
Unrealized gain on investments	6, 9	–	78
Total comprehensive (loss) for period		$(3,223)	$(577)

Net (loss) income attributable to:
Owners of the Company		$(3,066)	$(696)
Non-controlling interest	21	(157)	41
Net (loss) income		$(3,223)	$(655)
Comprehensive (loss) income attributable to:
Owners of the Company		$(3,066)	$(618)
Non-controlling interest	21	(157)	41
Total comprehensive (loss) income for year		$(3,223)	$(577)

(Loss) per share	16
Basic and diluted		$(0.25)	$(0.06)

Weighted average shares outstanding	16
Basic and diluted		12,213	11,104

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F-3

Portage Biotech Inc.

Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity

For the Three Months Ended June 30, 2021 and 2020

(U.S. Dollars)

(Unaudited – see Notice to Reader dated August 30, 2021)

	Number of Shares	Capital Stock	Stock Option Reserve	Accumulated Other Comprehensive Income	Retained Earnings (Accumulated Deficit)	Equity Attributable to Owners of Company	Non-controlling Interest	Total Equity
	In ‘000’	In ‘000’$	In ‘000’$	In ‘000’$	In ‘000’$	In ‘000’$	In ‘000’$	In ‘000’$
Balance, April 1, 2020	10,988	117,817	58	958	(22,302)	96,531	49,110	145,641
Issued under private placement	698	6,980	–	–	–	6,980	–	6,980
Share issuance costs	–	(248)	–	–	–	(248)	–	(248)
Share-based compensation	–	–	–	–	–	–	295	295
Unrealized gain on investments	–	–	–	79	–	79	–	79
Net loss for period	–	–	–	–	(696)	(696)	41	(655)
Balance, June 30, 2020	11,686	$124,549	$58	$1,037	$(22,998)	$102,646	$49,446	$152,092
Balance, April 1, 2021	12,084	130,649	7,977	958	(38,135)	101,449	46,153	147,602
Share-based compensation	–	–	2,082	–	–	2,082	98	2,180
Shares issued under ATM	91	2,643	–	–	–	2,643	–	2,643
Shares issued under offering	1,150	26,450	–	–	–	26,450	–	26,450
Share issuance costs	–	(1,877)	–	–	–	(1,877)	–	(1,877)
Shares issued or accrued for services	1	30	–	–	–	30	–	30
Net loss for period	–	–	–	–	(3,066)	(3,066)	(157)	(3,223)
Balance, June 30, 2021	13,326	$157,895	$10,059	$958	$(41,201)	$127,711	$46,094	$173,805

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F-4

Portage Biotech Inc.

Condensed Consolidated Interim Statements of Cash Flows

For the Three Months Ended June 30, 2021 and 2020

(U.S. Dollars in thousands)

(Unaudited – see Notice to Reader dated August 30, 2021)

	Three Months Ended June 30,
	2021	2020
Cash flows provided by (used in) operating activities:
Net loss for the period	$(3,223)	$(655)
Adjustments for non-cash items:
Increase in deferred tax liability	121	–
Income on fair value of warrant liability	(369)	–
Value of shares issued for services	30	–
Amortization of debt discount	–	56
Share of loss (gain) in associates	44	(440)
Stock-based compensation expense	2,180	296
Changes in operating working capital:
Accounts receivable	(215)	–
Prepaid expenses and other receivables	394	2
Accounts payable and accrued liabilities	(544)	53
Other	2	–
Net cash used in operating activities	(1,580)	(688)
Cash flows provided by (used in) investing activities:
Investment in associates	–	(1,000)
Net cash used in investing activities	–	(1,000)
Cash flows provided by (used in) financing activities:
Proceeds from shares issued under registered offering	29,093	6,980
Share issuance costs	(1,666)	(248)
Net cash provided by financing activities	27,427	6,732
Increase in cash and cash equivalents during period	25,847	5,044
Cash and cash equivalents at beginning of period	2,770	3,152
Cash and cash equivalents at end of period	$28,617	$8,196

Supplemental disclosure of cash flow information:
Cash paid for interest	$11	$–
Increase in accounts payable for stock issuance costs	$210	$–
Supplemental disclosure of non-cash investing and financing activities:
Fair value of warrant liability for Portage warrants issued	$751	$–
Unrealized (loss) on investment in investments	$–	$78

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F-5

Portage Biotech Inc.

Notes to Condensed Consolidated Interim Financial Statements

(U.S. Dollars)

(Unaudited – See Notice to Reader dated August 30, 2021)

NOTE 1. NATURE OF OPERATIONS

Portage Biotech Inc. (the "Company" or “Portage”) is incorporated in the British Virgin Islands ("BVI") with its registered office located at FH Chambers, P.O. Box 4649, Road Town, Tortola, BVI. Its Toronto agent, Portage Services Ltd., is located at 6 Adelaide Street East, Suite 300, Toronto, Ontario, M5C 1H6, Canada.

The Company is a reporting issuer with the securities commissions of the provinces of Ontario and British Columbia. Its ordinary shares were listed on the Canadian Stock Exchange (“CSE”) under the symbol “PBT.U”. On February 25, 2021, the ordinary shares of the Company began trading on the NASDAQ Capital Market (“NASDAQ”) under the symbol “PRTG”. The Company voluntarily delisted its common shares from the CSE at the market close on April 23, 2021, since the Company’s shares began trading on NASDAQ.

Portage is a clinical stage immune-oncology company focused on overcoming immune resistance and currently managing 10 immuno-oncology assets at various development stages. We source, nurture and develop the creation of early- to mid-stage, first- and best-in-class therapies for a variety of cancers, by funding, implementing viable, cost effective product development strategies, clinical counsel/trial design, shared services, financial and project management to enable efficient, turnkey execution of commercially informed development plans. Our drug development pipeline portfolio encompasses products or technologies based on biology addressing known resistance pathways/mechanisms of current check point inhibitors with established scientific rationales, including intratumoral delivery, nanoparticles, liposomes, aptamers, and virus-like particles.

On August 13, 2018, the Company reached a definitive agreement to acquire 100% of SalvaRx Limited (“SalvaRx”) in exchange for 8,050,701 ordinary shares of the Company (the "SalvaRx Acquisition"). The SalvaRx Acquisition was completed on January 8, 2019 (the “Acquisition Date”) upon receiving shareholder and regulatory approval. In connection with the SalvaRx Acquisition, the Company acquired interests in SalvaRx’s five research and development invested entities and subsidiaries: iOx Therapeutics Ltd. (“iOx”), Nekonal Oncology Limited (“Nekonal”), Intensity Therapeutics, Inc. (“Intensity”), Saugatuck Therapeutics Ltd. (“Saugatuck”) and Rift Biotherapeutics Inc. (“Rift”).  In connection with the SalvaRx Acquisition, the Company also acquired an option in Nekonal SARL, a Luxembourg-based company holding intellectual property rights for therapeutics and diagnostics in the field of autoimmune disorders and oncology, to participate in the funding of its autoimmune programs. During fiscal 2021, the Company abandoned its interests in Nekonal.

On June 5, 2020, the Company effected a 100:1 reverse stock split. All share and per share information included in the consolidated financial statements have been retroactively adjusted to reflect the impact of the reverse stock split. The shares of ordinary shares authorized remained at an unlimited number of ordinary shares without par value.

Portage filed a registration statement and prospectus with the Securities and Exchange Commission (“SEC”) pursuant to Rule 424(b)(2) under which it may sell shares, debt securities, warrants and units that Portage may sell in one or more offerings from time to time, which became effective on March 8, 2021 (“Registration Statement” or “Prospectus”). The Registration Statement includes:

·	a base prospectus, which covers the offering, issuance and sales by us of up to $200,000,000 in the aggregate of the securities identified above from time to time in one or more offerings;
·	a sales agreement supplemental prospectus covering the offer, issuance and sale by us of up to a maximum aggregate offering price of up to $50,000,000 of our ordinary shares that may be issued and sold from time to time at-the-market, under sales agreement, or sales agreement, with Cantor Fitzgerald & Co., or Cantor Fitzgerald, the sales agent; and
·	a prospectus supplement dated June 24, 2021, for the offer, issuance and sale by us of 1,150,000 ordinary shares for gross proceeds of approximately $26.5 million in a firm commitment underwriting with Cantor Fitzgerald.

F-6

Portage Biotech Inc.

Notes to Condensed Consolidated Interim Financial Statements

(U.S. Dollars)

(Unaudited – See Notice to Reader dated August 30, 2021)

NOTE 1. NATURE OF OPERATIONS (Cont’d)

The specific terms of any securities to be offered through the sales agreement with Cantor Fitzgerald, in the at the market offering, are specified in the sales agreement prospectus. The $50,000,000 of ordinary shares that may be offered, issued and sold under the sales agreement prospectus is included in the $200,000,000 of securities that may be offered, issued and sold by us under the base prospectus. The sales under the prospectus will be deemed to be made pursuant to an “at the market offering” as defined in Rule 415(a)(4) promulgated under the Securities Act of 1933 (the Securities Act). Upon termination of the sales agreement, any portion of the $50,000,000 included in the sales agreement prospectus that is not sold pursuant to the sales agreement will be available for sale in other offerings pursuant to the base prospectus, and if no shares are sold under the sales agreement, the full $50,000,000 of securities may be sold in other offerings pursuant to the base prospectus. See Note 2, “Liquidity” and Note 14, “Capital Stock” for a further discussion.

NOTE 2. LIQUIDITY

As of June 30, 2021, the Company had cash and cash equivalents of $28.6 million and total current liabilities of $2.5 million (inclusive of $0.7 million warrant liability settleable on a non-cash basis). For the three months ended June 30, 2021, the Company is reporting a net loss of ($3.2) million and cash used in operating activities of $1.6 million. As of July 31, 2021, we had approximately $28.0 million of cash on hand.

During the quarter ended June 30, 2021, the Company commenced an “at the market” offering, under which it sold 90,888 shares generating gross proceeds of approximately $2.6 million ($2.5 million, net of commissions). Further, the Company initiated an offering pursuant to the Prospectus. On June 24, 2021, the Company completed a firm commitment underwritten public offering of 1,150,000 ordinary shares at a public offering price of $23.00 per share for gross proceeds of approximately $26.5 million and was settled June 28, 2021. The Company incurred aggregate offering expenses for the public offering of approximately $1.8 million, including approximately $1.6 million of management, underwriting and selling expenses. The Company will use the net proceeds raised to fund its research and development activities and support operations. The amount raised is sufficient to fund operations through September 2022. Funds may be used to accelerate development activities to advance the Company’s product portfolio, working capital and general corporate purposes.

The Company has incurred substantial operating losses since inception and expects to continue to incur significant operating losses for the foreseeable future and may never become profitable. The losses result primarily from its conduct of research and development activities.

The Company historically has funded its operations principally from proceeds from issuances of equity and debt securities and would expect to enter the capital markets if additional funding is required.

F-7

Portage Biotech Inc.

Notes to Condensed Consolidated Interim Financial Statements

(U.S. Dollars)

(Unaudited – See Notice to Reader dated August 30, 2021)

NOTE 2. LIQUIDITY (Cont’d)

COVID-19 Effect

Beginning in early March 2020, the COVID-19 pandemic and the measures imposed to contain this pandemic have disrupted and are expected to continue to impact the Company's business operations. The magnitude of the impact of the COVID-19 pandemic on the Company's productivity, results of operations and financial position, and its disruption to the Company's business and clinical programs and timelines, will depend, in part, on the length and severity of these restrictions and on the Company's ability to conduct business in the ordinary course.

NOTE 3. BASIS OF PRESENTATION

Statement of Compliance and Basis of Presentation

These condensed consolidated interim financial statements have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”), IAS 34 Interim Financial Reporting and interpretations of the International Financial Reporting Interpretations Committee. These condensed consolidated interim financial statements do not include all of the information required for full annual financial statements and should be read in conjunction with the audited consolidated financial statements of the Company for the year ended March 31, 2021.

These condensed consolidated interim financial statements have been prepared on an historical cost basis except for items disclosed herein at fair value (see Note ----19, Financial Instruments and Risk Management”). In addition, these condensed consolidated interim financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

The Company has only one reportable operating segment.

These condensed consolidated interim financial statements were approved and authorized for issuance by the Audit Committee and Board of Directors on August 26, 2021.

Consolidation

The condensed consolidated interim financial statements include the accounts of the Company and,

(a) SalvaRx Limited (“SalvaRx”), a wholly-owned subsidiary, incorporated on May 6, 2015 in the British Virgin Islands.

(b) iOx Therapeutics Ltd. (“iOx”), a United Kingdom based immune-oncology company, a 60.49% subsidiary, incorporated in the United Kingdom on February 10, 2015.

(c) Saugatuck Therapeutics, Ltd. (“Saugatuck”), a 70% owned subsidiary incorporated in the British Virgin Islands.

(d) Portage Developmental Services, a 100% owned subsidiary incorporated in Delaware, which provides human resources, and other services to each operating subsidiary via a shared services agreement.

F-8

Portage Biotech Inc.

Notes to Condensed Consolidated Interim Financial Statements

(U.S. Dollars)

(Unaudited – See Notice to Reader dated August 30, 2021)

NOTE 3. BASIS OF PRESENTATION (Cont'd)

Consolidation (Cont’d)

The following companies were disposed of on March 3, 2021 (see Note 8, “Disposition of PPL”):

·	Portage Pharmaceuticals Ltd. (“PPL”), a wholly-owned subsidiary acquired in a merger on July 23, 2013, incorporated in the British Virgin Islands.

·	EyGen Limited, (“EyGen”), a wholly-owned subsidiary of PPL, incorporated on September 20, 2016, in the British Virgin Islands.

·	Portage Glasgow Ltd. (“PGL”), a 65% subsidiary of PPL, incorporated in Glasgow, Scotland.

All inter-company balances and transactions have been eliminated in consolidation.

Non-controlling interest in the equity of a subsidiary is accounted for and reported as a component of stockholders’ equity. Non-controlling interests represent the 39.51% shareholder ownership interest in iOx and the 30% shareholder ownership interest in Saugatuck, which are consolidated by the Company. In years prior to March 31, 2021, non-controlling interest also included 35% in PGL.

Functional and Presentation Currency

The Company’s functional and presentation currency is the U.S. Dollar.

Use of Estimates and Judgments

The preparation of the condensed consolidated interim financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Significant areas where estimates are made include valuation of financial instruments, research and development costs, fair value used for acquisition and measurement of share-based compensation. Significant areas where critical judgments are applied include assessment of impairment of investments and goodwill and the determination of the accounting acquirer and acquiree in the business combination accounting.

Reclassifications

Certain prior year amounts have been reclassified for consistency with the current year presentation. These reclassifications had no effect on the reported results of operations.

F-9

Portage Biotech Inc.

Notes to Condensed Consolidated Interim Financial Statements

(U.S. Dollars)

(Unaudited – See Notice to Reader dated August 30, 2021)

NOTE 4. SIGNIFICANT ACCOUNTING POLICIES

The accounting policies are set out in Note 4 to the fiscal 2021 audited consolidated financial statements. These policies have been applied consistently to all periods presented in these condensed consolidated interim financial statements.

Recent Accounting Pronouncements

Impact of Adoption of Significant New IFRS Standards in 2020

(a)	IAS 1: Presentation of Financial Statements, and IAS 8: Accounting Policies, Changes in Accounting Estimates and Errors (Amendment)

The amendments to IAS 1 and IAS 8 clarify the definition of material and seek to align the definition used in the Conceptual Framework with that in the standards themselves, as well as ensuring the definition of material is consistent across all IFRS. The Company adopted these amendments effective January 1, 2020. The adoption of these amendments did not have a significant impact on the Company’s annual consolidated financial statements.

(b)	Conceptual Framework for Financial Reporting

 Together with the revised Conceptual Framework published in March 2018, the IASB also issued Amendments to References to the Conceptual Framework in IFRS Standards. The Company adopted the Revised Conceptual Framework effective January 1, 2020. The adoption of these amendments did not have a significant impact on the Company’s annual consolidated financial statements.

IFRS Pronouncements Issued But Not Yet Effective

New Accounting Standards, Interpretations and Amendments

Standards issued but not yet effective up to the date of issuance of the Company's condensed consolidated interim financial statements are listed below. This listing is of standards and interpretations issued, which the Company reasonably expects to be applicable at a future date. The Company intends to adopt those standards when they become effective.

(c)	Annual Improvements to IFRS Standards 2018-2020

The annual improvements process addresses issues in the 2018-2020 reporting cycles including changes to IFRS 9, “Financial Instruments,” IFRS 1, “First Time Adoption of IFRS,” IFRS 16, “Leases,” and IAS 41, “Biological Assets”.

i) The amendment to IFRS 9 addresses which fees should be included in the 10% test for derecognition of financial liabilities.

ii) The amendment to IFRS 1 allows a subsidiary adopting IFRS at a later date than its parent to also measure cumulative translation differences using the amounts reported by the parent based on the parent’s date of transition to IFRS.

iii) The amendment to IFRS 16’s illustrative example 13 removes the illustration of payments from the lessor related to leasehold improvements.

These amendments will be effective for annual periods beginning on or after January 1, 2022. The Company is currently evaluating the new guidance and impacts on its consolidated financial statements.

F-10

Portage Biotech Inc.

Notes to Condensed Consolidated Interim Financial Statements

(U.S. Dollars)

(Unaudited – See Notice to Reader dated August 30, 2021)

NOTE 4. SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

(d)	IAS 37: Onerous Contracts - Cost of Fulfilling a Contract

The amendment to IAS 37 clarifies the meaning of costs to fulfil a contract and that before a separate provision for an onerous contract is established, an entity recognizes any impairment loss that has occurred on assets used in fulfilling the contract, rather than on assets dedicated to the contract. This amendment will be effective for annual periods beginning on or after January 1, 2022. The Company is currently evaluating the new guidance and impacts on its consolidated financial statements.

(e)	IAS 16: Proceeds Before Intended Use

The amendment to IAS 16 prohibits an entity from deducting from the cost of an item of Property, plant and equipment any proceeds received from selling items produced while the entity is preparing the assets for its intended use (for example, the proceeds from selling samples produced when testing a machine to see if it is functioning properly). It also clarifies that an entity is testing whether the asset is functioning properly when it assesses the technical and physical performance of the asset. The amendment also requires certain related disclosures. This amendment will be effective for annual periods beginning on or after January 1, 2022. The Company is currently evaluating the new guidance and impacts on its consolidated financial statements.

(f)	IAS 1: Presentation of Financial Statements

The amendment to IAS 1 clarifies how to classify debt and other liabilities as either current or non-current. The amendment will be effective for annual periods beginning on or after January 1, 2023. The Company is currently evaluating the new guidance and impacts on its consolidated financial statements.

(g)	Amendments to IFRS 10 and IAS 28: Sale or Contribution of Assets between an Investor and Its Associate or Joint Venture

The amendment addresses the conflict between IFRS 10 and IAS 28 in dealing with the loss of control of a subsidiary that is sold or contributed to an associate or joint venture. The amendments clarify that the gain or loss resulting from the sale or contribution of assets that constitute a business, as defined in IFRS 3, between an investor and its associate or joint venture, is recognized in full. Any gain or loss resulting from the sale or contribution of assets that do not constitute a business, however, is recognized only to the extent of unrelated investors' interests in the associate or joint venture. The IASB has deferred the effective date of these amendments indefinitely, but an entity that early adopts the amendments must apply them prospectively. The Company is evaluating whether the adoption of the above amendment will have a material impact on its financial statements.

F-11

Portage Biotech Inc.

Notes to Condensed Consolidated Interim Financial Statements

(U.S. Dollars)

(Unaudited – See Notice to Reader dated August 30, 2021)

NOTE 5. PREPAID EXPENSES AND OTHER RECEIVABLES

(In thousands)	As of June 30, 2021	As of March 31, 2021

Prepaid insurance	$1,032	$1,445
Research & development tax credits	849	649
Other prepaid expenses	80	48
Other receivables	34	34
Total prepaid expenses and other receivables	$1,995	$2,176

In October 2016, the Company's wholly-owned subsidiary, PPL, agreed to a settlement, from a claim made against a supplier, to receive $120,000 in annual instalments of $11,250.  Through June 30, 2021, the Company has collected $86,250. The balance of $33,750 was classified $11,250 as a current asset in prepaid expenses and other receivables and $22,500 as a long-term receivable as of each of June 30, 2021 and March 31, 2021. The installment receivable was assigned to Portage by PPL prior to the disposition of PPL (see Note 8, “Disposition of PPL”). The installment note was repaid in full in July 2021.

NOTE 6. INVESTMENT IN MARKETABLE EQUITY SECURITIES

As of March 31, 2020, the Company’s investment in marketable equity securities was comprised of 2,000 shares in Biohaven Pharmaceutical Holding Company Limited (“Biohaven”), a public company listed on the New York Stock Exchange. The Company accounted for its investment in Biohaven as a financial asset classified as fair value through the statement of other comprehensive income (“FVTOCI”).

In August 2020, the Company sold the shares of Biohaven for proceeds of $140,000 resulting in a gain of $72,000.

The following table is a roll-forward of the investment in Biohaven as of June 30, 2021 and 2020:

	Three Months Ended June 30,
(In thousands)	2021	2020

Balance, beginning of period	$–	$68
Unrealized gain on investment	–	78
Balance, end of period	$–	$146

NOTE 7. INVESTMENT IN ASSOCIATE

Details of the Company’s associate as of June 30, 2021 and March 31, 2021 are as follows:

Name	Principal Activity	Place of Incorporation and Principal Place of Business	Voting Rights Held as of June 30, 2021	Voting Rights Held as of March 31, 2021
Associate: Stimunity S.A.	Biotechnology	Paris, France	44.0%	44.0%

The abovementioned associate is accounted for using the equity method in these condensed consolidated interim financial statements.

F-12

Portage Biotech Inc.

Notes to Condensed Consolidated Interim Financial Statements

(U.S. Dollars)

(Unaudited – See Notice to Reader dated August 30, 2021)

NOTE 7. INVESTMENT IN ASSOCIATE (Cont’d)

The following table is a roll-forward of the Company’s investment in Stimunity S.A. as of June 30, 2021 and 2020:

	Three Months Ended June 30,
(In thousands)	2021	2020

Balance, beginning of period	$1,735	$1,225
Additional investment	–	1,000
Share of (loss) income	(44)	440
Balance, end of period	$1,691	$2,665

On June 1, 2020, the Company made an additional $1.0 million investment in Stimunity upon Stimunity's achievement of certain agreed milestones, increasing its equity share in Stimunity to 44% (see Note 17, “Commitments and Contingent Liabilities”).

The Company accounts for its investment in Stimunity under the equity method and accordingly, records its share of Stimunity’s earnings or loss based on its ownership percentage. The Company recorded equity in (loss) income in Stimunity of ($44,000) and $440,000 for the three months ended June 30, 2021 and 2020, respectively.

Under the shareholders agreement, Portage has (i) a preferential subscription right to maintain its equity interest in Stimunity in the event of a capital increase from the issuance of new securities by Stimunity, except for issuances of new securities for stock options under a merger plan or for an acquisition, or (ii) the right to vote against any (a) issuances of additional securities that would call for the Company to waive its preferential subscription right, or (b) any dilutive issuance.

F-13

Portage Biotech Inc.

Notes to Condensed Consolidated Interim Financial Statements

(U.S. Dollars)

(Unaudited – See Notice to Reader dated August 30, 2021)

NOTE 8. DISPOSITION OF PPL

On March 3, 2021, the Company disposed of 100% of its interest in PPL, which includes PPL’s interest in PGL and EyGen for $10 to an entity controlled by one of the Company’s current directors and one of the Company’s former directors (the “Purchaser’s Executives”). Under the terms of the arrangement, all outstanding payable obligations were assumed by the purchaser. Simultaneously, the Company and the Purchaser’s Executives entered into a Revenue Share Deed with PPL under which they will be entitled to certain revenue shares based on the achievement of milestones defined in the Revenue Share Deed. The Company may also be entitled to recover an intercompany receivable from the purchaser in the amount of $229,848 on the fourth anniversary of the Revenue Share Deed. The Company valued its interest in the Revenue Share Deed and the recovery of the $229,848 at zero for financials statement purposes. All other intercompany balances were cancelled. The Company no longer has any interest or obligations associated with PPL, PGL and EyGen, other than the interests provided for in the Revenue Share Deed.

NOTE 9. INVESTMENTS IN PRIVATE COMPANIES

The following is a discussion of our investments in private companies as of June 30, 2021 and March 31, 2021.

Sentien

In August 2015, the Company acquired 210,210 shares of Series A preferred stock in Sentien (“Preferred Stock”), a Medford, MA based private company for $700,000 of cash. The Preferred Stock is fully convertible into an equal number of common shares. The Company’s holdings represent 5.06% of the equity of Sentien on a fully diluted basis as of June 30, 2021 and March 31, 2021, respectively. The investment in Sentien has been irrevocably designated as a financial asset recorded at fair value with changes in fair value recorded through other comprehensive income. As of March 31, 2020, the Company recorded an unrealized loss of $0.7 million after determining that cost no longer was the best estimate of fair value due to a significant change in the strategy of Sentien and determined that the investment in Sentien no longer had any fair value as Sentien was no longer pursing the proposed indication from the time of the Company's initial investment.

Intensity

In connection with the SalvaRx Acquisition in fiscal 2019, the Company acquired a $4.5 million interest in Intensity, a clinical stage biotechnology company, of 1.0 million shares, which represented a 7.5% equity interest in Intensity. The investment was recorded at fair value (which approximates cost) at the acquisition date. The investment in Intensity has been irrevocably designated as a financial asset recorded at fair value with gains and losses recorded through other comprehensive income. The fair value of the asset is determined by considering other comparable equity funding transactions by Intensity with unrelated investors.

On July 11, 2019, the Company entered into an agreement with Fast Forward Innovations Limited ("Fast Forward") to purchase Intensity Holdings Limited ("IHL"), a wholly-owned subsidiary of Fast Forward. The Company paid $1.3 million for IHL through the issuance of 129,806 ordinary shares. The sole asset of IHL consists of 288,458 shares of the private company, Intensity. This transaction increased the Company's ownership to 1,288,458 shares of Intensity.

During the year ended March 31, 2020, the Company recorded an unrealized gain of $1.6 million with respect to its investment in Intensity based upon Intensity’s then most recent valuation. There were no unrealized gains or losses recognized in the three-month periods ended June 30, 2021 and 2020.

As of each of June 30, 2021 and March 31, 2021, the Company owned approximately 8% of the outstanding shares of Intensity, on a fully diluted basis.

F-14

Portage Biotech Inc.

Notes to Condensed Consolidated Interim Financial Statements

(U.S. Dollars)

(Unaudited – See Notice to Reader dated August 30, 2021)

NOTE 10. GOODWILL

(In thousands)	As of June 30, 2021	As of March 31, 2021

Balance, beginning of period	$43,324	$43,324
Balance, end of period	$43,324	$43,324

The Company’s goodwill arose from the acquisition of SalvaRx and its portfolio of several projects and investments.

As of June 30, 2021, the Company determined that it has only one cash-generating unit (“CGU”), the consolidated Portage Biotech, Inc.

Impairment Review

On an annual basis, pursuant to IAS 36, “Impairment of Assets,” the Company assesses its long-lived assets with definite lives, which are not yet available for use, for potential indicators of impairment.

If any such indication exists, the Company estimates the recoverable amount of the asset or CGU and compares it to the carrying value.

The Company performed its annual impairment test in each of fiscal 2021 and fiscal 2020 and estimated the recoverable amount of the above-noted CGU based on its value in use, which was determined using a capitalized cash flow methodology and categorized within level 3 of the fair market value hierarchy.

F-15

Portage Biotech Inc.

Notes to Condensed Consolidated Interim Financial Statements

(U.S. Dollars)

(Unaudited – See Notice to Reader dated August 30, 2021)

NOTE 10. GOODWILL (Cont’d)

The recoverable amount of the CGU has been determined based on its value in use. The recoverable amount considered assumptions based on probabilities of technical, regulatory and clinical acceptances and financial support. Further, Management uses risk-adjusted cash flow projections based on financial budgets. Management believes that any reasonably possible change in the key assumptions on which the recoverable amount is based would not cause the carrying amount to exceed its recoverable amount. The discount rate has been determined based on the Company’s best estimate of a risk adjusted discount rate.

The key assumptions used in the calculation of the recoverable amount include forecasts of the following:

(a)	revenues;
(b)	normalized operating expenses;
(c)	income taxes; and
(d)	capital expenditures.

Discounted cash flows are determined with reference to undiscounted risk adjusted cash flows, and the discount rate approximated 20.0% and 20.5% as of March 31, 2021 and 2020, respectively, based on the individual characteristics of the Company’s CGU, the risk-free rate of return and other economic and operating factors.

Additionally, at the end of each reporting period, the Company is required to assess whether there is any indication that an asset may be impaired. Pursuant to IAS 36, the Company reviewed its assets for any indicators of impairment and considered underlying fundamentals, execution, de-risking/advancement of assets and the value creation activities during the three months ended June 30, 2021.

As of June 30, 2021, management assessed whether any indications of impairment existed for the Company’s CGU and concluded no indicators were present. Therefore, a test for impairment was not required and no impairment was recorded for the three months ended June 30, 2021.

NOTE 11. IN-PROCESS RESEARCH AND DEVELOPMENT AND DEFERRED TAX LIABILITY

In-process research and development (“IPR&D”) consists of the following projects (in 000’$):

Project #	Description	Value as of June 30, 2021	Value as of March 31, 2021
iOx:
IMM 60	Melanoma & Lung Cancers	$84,213	$84,213
IMM 65	Ovarian/Prostate Cancers	32,997	32,997
		117,210	117,210
Oncomer/Saugatuck	DNA Aptamers	178	178
		$117,388	$117,388

Deferred tax liability		$24,171	$24,050

F-16

Portage Biotech Inc.

Notes to Condensed Consolidated Interim Financial Statements

(U.S. Dollars)

(Unaudited – See Notice to Reader dated August 30, 2021)

NOTE 11. IN-PROCESS RESEARCH AND DEVELOPMENT AND DEFERRED TAX LIABILITY (Cont’d)

As of June 30, 2021, management assessed whether any indications of impairment existed for the Company’s IPR&D and concluded no indicators were present. Therefore, a test for impairment was not required and no impairment was recorded for the three months ended June 30, 2021.

Deferred tax liability (DTL) represents iOx’s estimated tax on the difference between book and tax basis of the IPR&D which is taxable in the United Kingdom. As of June 30, 2021, the Company recorded deferred tax expense of $0.1 million to reflect the effect of the change in currency translation rate during the three months ended June 30, 2021 for this obligation settleable in Great British Pounds.

NOTE 12. UNSECURED NOTES PAYABLE

Following is a roll-forward of notes payable:

	CURRENT	CURRENT	NON-CURRENT
(In thousands)	PPL	iOx	SalvaRx	Total

Balance, April 1, 2020	$200	$100	$3,361	$3,661
Repayment	–	–	(1,020)	(1,020)
Amortization of debt discount	–	–	76	76
Value of notes exchanged in warrant exercise	–	–	(2,640)	(2,640)
Settlement in connection with disposition of PPL	(200)	–	–	(200)
Loss on extinguishment of debt	–	–	223	223
Proceeds from loan payable	–	50	–	50
Balance, March 31, 2021	$–	$150	$–	$150
Balance, June 30, 2021	$–	$150	$–	$150

PPL and EyGen Unsecured Notes Payable

During the year ended March 31, 2017, the Company's subsidiaries, PPL and EyGen, completed a private placement of unsecured notes (the "PPL Unsecured Notes"). The balance outstanding as of March 31, 2020 was $0.2 million.

The PPL Unsecured Notes were settled as part of the disposition of PPL in March 2021 (see Note 8, “Disposition of PPL”).

SalvaRx Unsecured Notes Payable and Warrants

In connection with the SalvaRx Acquisition in January 2019, the Company assumed $3.96 million of principal in unsecured notes due on March 2, 2021 (or earlier upon a qualifying event), that bear interest at 7% per annum (the "SalvaRx Notes"). The fair value of the SalvaRx Notes was determined to be $3.4 million at January 2019. As the SalvaRx Acquisition was a qualifying event, the SalvaRx Notes became due upon the acquisition. In December 2019, the maturity date of the SalvaRx Notes was extended to June 2021.

The holders of the SalvaRx Notes received $7,500 of warrants in respect of each $10 thousand of principal issued. The warrants vest in the event of a qualifying transaction and are exercisable at a 30% discount to the implied valuation of SalvaRx. On the Acquisition Date, the fair value of the warrants, which are included in non-controlling interest, was determined to be $2.5 million using the Black Scholes Model.

F-17

Portage Biotech Inc.

Notes to Condensed Consolidated Interim Financial Statements

(U.S. Dollars)

(Unaudited – See Notice to Reader dated August 30, 2021)

NOTE 12. UNSECURED NOTES PAYABLE (Cont’d)

During September 2020, the Company settled the SalvaRx Notes obligations originally due in June 2021 in an aggregate principal amount of approximately $3.7 million, plus accrued interest of $0.75 million in exchange for cash payments totaling $1.77 million and 397,604 of the associated SalvaRx warrants with an exercise price of $6.64 per share.

The noteholders who accepted the offer exchanged their SalvaRx warrants for an equal number of Portage shares at the same price per share. The Company accounted for the contractual value of the exercised and outstanding warrants of $2.64 million (397,604 shares at $6.64 per share) as accrued equity issuable at September 30, 2020. The Company also recorded a loss of $1.26 million during the year ended March 31, 2021, to recognize the discount between the fair value of the underlying shares on October 13, 2020, the settlement date, ($9.80 per share) and the warrant exercise (contract) price of $6.64 per share.

Four of the Company's directors, Gregory Bailey, James Mellon (former director), Steven Mintz (in trust) and Kam Shah, received, in total, 363,718 of the warrants pursuant to this transaction. Subsequent to the exercise of the warrants in October 2020, Portage had 12,083,395 and 49,701 issued and outstanding shares and warrants, respectively.

The Company also recorded a loss on early extinguishment of debt of $0.22 million in the year ended March 31, 2021.

iOx Unsecured Notes Payable

In connection with the SalvaRx Acquisition in January 2019, the Company assumed $2.0 million of 7% convertible notes issued by iOx, a wholly owned subsidiary of SalvaRx (the “Convertible Notes”), of which the Company holds $1.9 million. As a result of the SalvaRx Acquisition, iOx became a subsidiary of the Company during the year ended March 31, 2019. In accordance with IFRS 3, the fair value, including interest receivable, of the Convertible Notes were effectively settled against the note receivable upon the business combination. $0.15 million Convertible Notes were outstanding at each of June 30, 2021 and March 31, 2021. The holder of the Convertible Notes can convert the notes and accrued interest into ordinary shares of iOx at any time before maturity at £120 per share. There is an automatic conversion in the event iOx raises $2.0 million, and the conversion price will be determined based on the timing of the capital raised and the price at which the money was raised. iOx has the right to repay the Convertible Notes together with accrued interest at any time.

NOTE 13. WARRANT LIABILITY

Below is the roll-forward of warrants issued by entity (see Note 12, “Unsecured Notes Payable”):

	PBI
	Exercise Price	Warrants	Amount
		In 000’	In 000’$
Warrants outstanding, April 1, 2021	$6.64	49,701	$1,120
Fair value adjustment as of June 30, 2021 (1) (2)	–	–	(369)
Warrants outstanding, June 30, 2021	$6.64	49,701	$751

(1)	Portage warrant liability valued at contract price, adjusted for fair value using the Black Scholes model.

The Black Scholes assumptions used in the fair value calculation of the warrants as of June 30, 2021 were:

Risk free rate: 0.11%

Expected Dividend: $0

Expected Life: 1.28 years

Volatility: 92.6%

(2)	The Company recognized a gain of $0.4 million in the three months ended June 30, 2021 to reflect the change in fair value of the underlying warrants. The warrants were not outstanding during the three months ended June 30, 2020.

F-18

Portage Biotech Inc.

Notes to Condensed Consolidated Interim Financial Statements

(U.S. Dollars)

(Unaudited – See Notice to Reader dated August 30, 2021)

NOTE 14. CAPITAL STOCK

(a)	Authorized ordinary shares: Unlimited number of common shares without par value.
(b)	Following is a roll-forward of ordinary shares as of June 30, 2021, and 2020:

	Three Months Ended June 30,
	2021		2020
	Ordinary Shares	Amount	Ordinary Shares	Amount
	In 000’	In 000’$	In 000’	In 000’$
Balance, beginning of period	12,084	$130,649	10,988	$117,817
Shares issued in a private placement, net of share issue costs	1,241	27,216	698	6,732
Shares issued for services	1	30	–	–
Balance, end of period	13,326	$157,895	11,686	$124,549

(c)	Number of ordinary shares have been retroactively adjusted to reflect the impact of 100:1 reverse stock split on June 5, 2020.

On June 16, 2020, the Company completed a private placement of 698,145 restricted ordinary shares at a price of $10.00 per share for gross proceeds of $6.98 million to accredited investors. Directors of the Company subscribed for 215,000 shares, or approximately 30.8% of the private placement, for proceeds of $2.15 million. The Company incurred costs of approximately $0.25 million in connection with the offering, which was treated as contra-equity on the Company’s balance sheet.

During the quarter ended June 30, 2021, the Company commenced an “at the market” offering, under which it sold 90,888 shares generating gross proceeds of approximately $2.6 million ($2.5 million, net of commissions). Further, the Company initiated an offering pursuant to the Prospectus. On June 24, 2021, the Company completed a firm commitment underwritten public offering of 1,150,000 ordinary shares at a public offering price of $23.00 per share for gross proceeds of approximately $26.5 million and was settled June 28, 2021. The Company incurred aggregate offering expenses for the public offering of approximately $1.8 million, including approximately $1.6 million of management, underwriting and selling expenses. The Company will use the net proceeds raised to fund its research and development activities and support operations. The amount raised is sufficient to fund operations through at least September 2022. Funds may be used to accelerate development activities to advance the Company’s product portfolio, working capital and general corporate purposes.

F-19

Portage Biotech Inc.

Notes to Condensed Consolidated Interim Financial Statements

(U.S. Dollars)

(Unaudited – See Notice to Reader dated August 30, 2021)

NOTE 15. STOCK OPTION RESERVE

(a)	The following table provides the activity for the Company’s stock option reserve for the three months ended June 30, 2021 and 2020:

	Three Months Ended June 30,
	2021		2020
(In thousands)	Non-Controlling Interest	Stock Option Reserve	Non-Controlling Interest	Stock Option Reserve

Balance, beginning of period	$11,468	$7,977	$10,618	$58
Share-based compensation expense	98	2,082	295	–
Balance, end of period	$11,566	$10,059	$10,913	$58

Stock Options

The Board of Directors of the Company (the "Board") established a stock option plan (the "2013 Option Plan") under which options to acquire ordinary shares of the Company are granted to directors, employees and consultants of the Company. The maximum number of ordinary shares issuable under the 2013 Option Plan shall not exceed 10% of the total number of issued and outstanding ordinary shares, inclusive of all shares presently reserved for issuance pursuant to previously granted stock options. If a stock option was surrendered, terminated or expired without being exercised, the ordinary shares reserved for issuance pursuant to such stock option were available for new stock options granted under the 2013 Option Plan. The options vest on a schedule determined by the Board of Directors, generally over two to four years, and expire after five years.

As of March 31, 2019, the Board decided to discontinue the 2013 Option Plan and during the year ended March 31, 2021, 2,980 outstanding options issued under the plan expired unexercised and no options remained outstanding under the 2013 Option Plan.

On June 25, 2020, at the annual meeting of shareholders, the Company’s new incentive stock option plan (the “2020 Stock Option Plan”) was approved, which authorized the directors to fix the option exercise price and to issue stock options under the plan as they see fit. The Company's 2020 Stock Option Plan is a 10% rolling stock option plan under which the directors are authorized to grant up to a maximum of 10% of the issued and outstanding ordinary shares on the date of grant.

Effective January 13, 2021, the Company amended and restated its 2020 Stock Option Plan to permit the grant of additional types of equity compensation securities, including restricted stock units and dividend equivalent rights (the "2021 Equity Incentive Plan"). The aggregate number of equity securities, which may be issued under the 2021 Equity Incentive Plan has not been changed.  Pursuant to the 2021 Equity Incentive Plan, on January 13, 2021, the Company granted an aggregate of 868,000 stock options exercisable at a price of US$17.75 per share, representing the closing price of the shares on the day immediately preceding the grant date, which expire on January 13, 2031 to various directors, officers and consultants of the Company. 350,000 options granted to members of the board of directors vest 1/3 on grant date, 1/3 on the first anniversary of the grant and 1/3 on the second anniversary of the grant. 518,000 options granted to consultants (one of whom is also a director) vest 1/3 on each of the first three anniversaries of the date of grant.

F-20

Portage Biotech Inc.

Notes to Condensed Consolidated Interim Financial Statements

(U.S. Dollars)

(Unaudited – See Notice to Reader dated August 30, 2021)

NOTE 15. STOCK OPTION RESERVE (Cont’d)

Additionally, the Company granted 243,000 restricted stock units on January 13, 2021, with a fair value of $17.75 per share, which was the closing price on the day immediately preceding the grant date. The restricted stock units vested on the date of grant but underlying shares cannot be sold until one of four conditions are met.  In accordance with IFRS 2, “Share-based Payment,” the Company recognized compensation expense of $4.3 million in the year ended March 31, 2021, in connection with the RSU grants.

(b)	The movements in the number of options issued were:

	PBI 2021 Equity Incentive Plan		PBI 2013 Option Plan		iOx Option Plan (Subsidiary Plan)
	Three Months Ended June 30,		Three Months Ended June 30,		Three Months Ended June 30,
	2021	2020	2021	2020	2021	2020
Balance, beginning of period	868,000	–	–	2,980	1,924	2,599
Granted	–	–	–	–	–	–
Expired or forfeited	–	–	–	–	–	–
Balance, end of period	868,000	–	–	2,980	1,924	2,599
Exercisable, end of period	116,666	–	–	2,980	1,764	1,723

The Board discontinued the 2013 Option Plan in fiscal 2019.

(c)	Following are the weighted average exercise price and the remaining contractual life for outstanding options by plan:

	PBI 2021 Equity Incentive Plan		PBI 2013 Option Plan		iOx Option Plan (Subsidiary Plan)
	As of June 30,		As of June 30,		As of June 30,
	2021	2020	2021	2020	2021	2020
Weighted average exercise price	$17.75	$–	$–	$15.00	$165.20	$152.74
Weighted average remaining contractual life (in years)	9.54	–	–	1.47	0.70	1.24

The vested options can be exercised at any time in accordance with the applicable option agreement. The exercise price was greater than the market price on the date of the grants for all options outstanding as of June 30, 2021 and March 31, 2021.

The Company recorded approximately $2.1 million of stock-based compensation expense with respect to the 2021 Equity Incentive Plan in the three months ended June 30, 2021. There were no stock options outstanding in the prior year period under this plan. The Company expects to record additional stock-based compensation expense of $8.9 million through January 2024 with respect to the 2021 Equity Incentive Plan. Additionally, the intrinsic value of the stock options granted under the 2021 Equity Incentive Plan was approximately $2.8 million at June 30, 2021, of which $0.4 million is associated with vested exercisable options.

The Company recorded $0.1 million and $0.3 million of stock-based compensation expense related to the iOx stock option plan for the three months ended June 30, 2021 and 2020, respectively. The Company expects to record $0.1 million of aggregate stock-based compensation expense through the remaining vesting period of outstanding iOx options. Additionally, the intrinsic value of the iOx stock options was approximately $0.1 million at June 30, 2021, substantially all of which is associated with vested exercisable options.

F-21

Portage Biotech Inc.

Notes to Condensed Consolidated Interim Financial Statements

(U.S. Dollars)

(Unaudited – See Notice to Reader dated August 30, 2021)

NOTE 16. (LOSS) PER SHARE

Basic earnings per share ("EPS") is calculated by dividing the net income (loss) attributable to ordinary equity holders of the Company by the weighted average number of ordinary shares outstanding during the year.

Diluted EPS is calculated by dividing the net income (loss) attributable to ordinary equity holders of the Company by the weighted average number of ordinary shares outstanding during the year plus the weighted average number of ordinary shares that would be issued on conversion of all the dilutive potential ordinary shares into ordinary shares.

The following table reflects the loss and share data used in the basic and diluted EPS calculations (dollars in thousands, except per share amounts):

	Three Months Ended June 30,
	2021	2020

Numerator (in 000’$)
Net loss attributable to owners of the Company	$(3,066)	$(696)
Denominator (in 000’)
Weighted average number of shares – Basic and Diluted	12,213	11,104
Basic and diluted (loss) per share (Actual)	$(0.25)	$(0.06)

The inclusion of the Company's stock options, restricted stock units and share purchase warrants in the computation of diluted loss per share would have an anti-dilutive effect on loss per share and are therefore excluded from the computation. Consequently, there is no difference between basic loss per share and diluted loss per share for the three months ended June 30, 2021, and 2020. The following table reflects the outstanding securities by year that would have an anti-dilutive effect on loss per share, and accordingly, were excluded from the calculation.

	As of June 30,
	2021	2020
Stock options	868,000	2,980
Restricted stock units	243,000	–
Warrants	49,701	–

Inclusion of outstanding options or other common stock equivalents in the computation of diluted loss per share would have an anti-dilutive effect on the loss per share and are therefore excluded from the computation. Consequently, there is no difference between loss per share and diluted loss per share.

NOTE 17. COMMITMENTS AND CONTINGENT LIABILITIES

The Company is committed to invest approximately €1.5 million ($1.9 million) in Stimunity upon Stimunity’s achievement of certain agreed milestones. During the year ended March 31, 2019, the Company made a discretionary investment of €600,129 ($688,359) and on June 1, 2020, the Company made an additional discretionary investment of €800,000 ($1.0 million) investment towards the commitment. The remaining commitment was €100,000 as of March 31, 2021 (see Note 7, “Investment in Associate”).

F-22

Portage Biotech Inc.

Notes to Condensed Consolidated Interim Financial Statements

(U.S. Dollars)

(Unaudited – See Notice to Reader dated August 30, 2021)

NOTE 18. RELATED PARTY TRANSACTIONS

Investments

The Company has entered into related party transactions and certain services agreements with its investees.  Key management of the Company has also entered into related party transactions with investees. Key management personnel are those persons having the authority and responsibility for planning, directing and controlling the activities of the Company. The Board of Directors, Chairman, Chief Executive Officer and Chief Financial Officer are key management personnel.

The following subsidiaries and associates are considered related parties:

(a)	Stimunity. One of the three directors on the Board of Directors of Stimunity is controlled by Portage (see Note 7, “Investment in Associate”).

(b)	iOx. Two of the five directorships on the Board of Directors of iOx is controlled by Portage. Additionally, Portage has an observer on the Board of iOx. The CEO of the Company is also the CEO of iOx, and the management team of the Company comprise the management team of iOx.

(c)	Saugatuck. One of the three directorships on the Board of Directors of Saugatuck is controlled by Portage. Additionally, the CEO of the Company is also the CEO of Saugatuck and the management team of the Company comprise the management team of Saugatuck.

(d)	Intensity. One of the four directorships on the Board of Directors of Intensity is represented by Portage. Additionally, the CEO of the Company is an officer and employee of Intensity (see Note 9, “Investments in Private Companies”).

(e)	PGL. PPL holds 65% equity in PGL, committed to provide financing and also handles financial and administrative matters of PGL. The Company disposed of 100% of its interests in PPL and PGL on March 3, 2021 (see Note 8, “Disposition of PPL”).

(f)	Portage Development Services. A 100% owned subsidiary incorporated in Delaware, which provides human resources, and other services to each operating subsidiary via a shared services agreement.

The following are significant related party balances and transactions other than those disclosed elsewhere in the condensed consolidated interim financial statements:

Interest expense includes $0.06 million interest incurred on notes issued to directors during the three months ended June 30, 2020.

In January 2020, a board member of the Company advanced the Company $1.0 million, which was repaid in July 2020. There was no interest or fees associated with this advance.

F-23

Portage Biotech Inc.

Notes to Condensed Consolidated Interim Financial Statements

(U.S. Dollars)

(Unaudited – See Notice to Reader dated August 30, 2021)

NOTE 18. RELATED PARTY TRANSACTIONS (Cont’d)

Transactions between the parent company and its subsidiaries, which are related parties, have been eliminated in consolidation and are not disclosed in this note.

NOTE 19. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company’s financial instruments recognized in the Company’s condensed consolidated interim statements of financial position consist of the following:

Fair value estimates are made at a specific point in time, based on relevant market information and information about financial instruments. These estimates are subject to and involve uncertainties and matters of significant judgment, therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

The following table summarizes the Company’s financial instruments as of June 30, 2021 and March 31, 2021:

	As of June 30, 2021		As of March 31, 2021
(In thousands)	Amortized Cost	Fair Value through Other Comprehensive Income (FVTOCI)	Amortized Cost	FVTOCI

Financial assets
Cash and cash equivalents	$28,617	$–	$2,770	$–
Prepaid expenses and other receivables	$1,995	$–	$2,176	$–
Investments	$–	$9,100	$–	$9,144

	Amortized Cost	Fair Value through Profit or Loss (FVTPL)	Amortized Cost	FVTPL
Financial liabilities
Accounts payable and accrued liabilities	$1,605	$–	$1,938	$–
Unsecured notes payable	$150	$–	$150	$–
Warrant liability	$–	$751	$–	$1,120

A summary of the Company’s risk exposures as it relates to financial instruments are reflected below.

Fair value of financial instruments

The Company’s financial assets and liabilities are comprised of cash, receivables and investments in equities and private entities, accounts payable, warrant liability and unsecured notes payable.

The Company classifies the fair value of these transactions according to the following fair value hierarchy based on the amount of observable inputs used to value the instrument:

·	Level 1 – Values are based on unadjusted quoted prices available in active markets for identical assets or liabilities as of the reporting date.

·	Level 2 – Values are based on inputs, including quoted forward prices for commodities, time value and volatility factors, which can be substantially observed or corroborated in the marketplace. Prices in Level 2 are either directly or indirectly observable as of the reporting date.

·	Level 3 – Values are based on prices or valuation techniques that are not based on observable market data. Investments are classified as Level 3 financial instrument.

F-24

Portage Biotech Inc.

Notes to Condensed Consolidated Interim Financial Statements

(U.S. Dollars)

(Unaudited – See Notice to Reader dated August 30, 2021)

NOTE 19. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (Cont’d)

Assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the placement within the fair value hierarchy.

Management has assessed that the fair values of cash and cash equivalents, other receivables and accounts payable approximate their carrying amounts largely due to the short-term maturities of these instruments.

The following methods and assumptions were used to estimate their fair values:

Investment in Biohaven: Fair value was based on a quoted market price of $34.03 per share as of March 31, 2020 (Level 1). The investment was sold in August 2020.

Investment in Sentien: Fair value of the asset is determined by considering strategy changes by Sentien (Level 3).

Investment in Intensity: Fair value of the asset is determined by considering other comparable equity funding transactions by Intensity with unrelated investors (Level 3).

Accrued equity issuable: The fair value is estimated based on the average of the quoted market prices for the period in which the shares were earned (Level 1).

Unsecured notes payable: The fair value is estimated using a Black Scholes model (Level 3) (see Note 12, Unsecured Notes Payable”).

Warrant Liability: The fair value is estimated using a Black Scholes model (Level 3) (see Note 13, “Warrant Liability”).

There have been no transfers between levels of the fair value hierarchy for the three months ended June 30, 2021 and the year ended March 31, 2021.

The Company’s financial instruments are exposed to certain financial risks: credit risk and liquidity risk.

Credit Risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfil its payment obligations. The credit risk is attributable to various financial instruments, as noted below. The credit risk is limited to the carrying value as reflected in the Company’s condensed consolidated interim statements of financial position.

Cash. Cash is held with major international financial institutions and therefore the risk of loss is minimal.

Other receivables. The Company was exposed to credit risk attributable to its debtor since a significant portion of this amount represents the amount agreed on a settlement of a claim by PPL (see Note 5, “Prepaid Expenses and Other Receivables”), originally payable over the next four years. The installment note was repaid in full in July 2021 (see Note 22, “Events After the Balance Sheet Date – Installment Note Receivable”).

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Portage Biotech Inc.

Notes to Condensed Consolidated Interim Financial Statements

(U.S. Dollars)

(Unaudited – See Notice to Reader dated August 30, 2021)

NOTE 19. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (Cont’d)

Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying financial obligations as they become due.

The Company’s approach to managing liquidity is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions without incurring unacceptable losses or risking harm to the Company’s reputation. The Company holds sufficient cash to satisfy obligations under accounts payable and accruals.

The Company monitors its liquidity position regularly to assess whether it has the funds necessary to meet its operating needs and needs for investing in new projects. The Company believes that it has sufficient funding to finance the committed drug development work, apart from meeting its operational needs for the foreseeable future.

However, as a biotech company at an early stage of development and without significant internally generated cash flows, there are inherent liquidity risks, including the possibility that additional financing may not be available to the Company, or that actual drug development expenditures may exceed those planned. The current uncertainty in global markets could have an impact on the Company’s future ability to access capital on terms that are acceptable to the Company. There can be no assurance that required financing will be available to the Company.

NOTE 20. CAPITAL DISCLOSURES

The Company considers the items included in shareholders’ equity as capital. The Company had accounts payable and accrued expenses of approximately $1.6 million as of June 30, 2021 (approximately $1.9 million as of March 31, 2021) and current assets of approximately $30.6 million as of June 30, 2021 (approximately $4.9 million as of March 31, 2021). The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue new business opportunities and to maintain a flexible capital structure, which optimizes the costs of capital at an acceptable risk.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.

As of June 30, 2021, shareholders’ equity attributable to the owners of the company was approximately $127.7 million (approximately $101.4 million as of March 31, 2021).

The Company is not subject to any externally imposed capital requirements and does not presently utilize any quantitative measures to monitor its capital. There have been no changes to the Company’s approach to capital management during the three months ended June 30, 2021 and 2020.

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Portage Biotech Inc.

Notes to Condensed Consolidated Interim Financial Statements

(U.S. Dollars)

(Unaudited – See Notice to Reader dated August 30, 2021)

NOTE 21. NON-CONTROLLING INTEREST

(In thousands)	PGL	SalvaRx	iOx	Saugatuck	Total
Non-controlling interest as of April 1, 2021	$–	$–	$46,173	$(20)	$46,153
Stock-based compensation expense	–	–	98	–	98
Net (loss) attributable to non-controlling interest	–	–	(140)	(17)	(157)
Non-controlling interest as of June 30, 2021	$–	$–	$46,131	$(37)	$46,094

(In thousands)	PGL	SalvaRx	iOx	Saugatuck	Total
Non-controlling interest as of April 1, 2020	$(81)	$2,451	$46,712	$28	$49,110
Stock-based compensation expense	–	–	295	–	295
Net income attributable to non-controlling interest	–	–	41		41
Non-controlling interest as of June 30, 2020	$(81)	$2,451	$47,048	$28	$49,446

NOTE 22. EVENTS AFTER THE BALANCE SHEET DATE

Installment Note Receivable

The installment note receivable of approximately $0.034 million described in Note 5, “Prepaid Expenses and Other Receivables,” was repaid in full in July 2021.

F-27

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 30, 2021

PORTAGE BIOTECH INC.

By:	/s/ Allan Shaw
Allan Shaw
Chief Financial Officer